Takeda Provides Further Information about its New Business Venture with Teva

Osaka, Japan and Jerusalem, December 28, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) and Takeda Pharmaceutical Company Limited (TSE: 4502) today made the below follow-up announcement regarding the overview of their new business venture in Japan which was initially disclosed on November 30, 2015 in the press release titled, “Teva and Takeda establish unique partnership to meet the wide-ranging needs of patients and growing importance of generic medicines use in Japan”. [http://ir.tevapharm.com/phoenix.zhtml?c=73925&p=irol-newsArticle&ID=2118543]

✓ The new business venture, to be established in or after April 2016, will deliver Teva’s high-quality generic medicines and some of Takeda’s long listed products to patients and healthcare professionals in Japan, leveraging Takeda’s corporate brand and unique distribution network in Japan and Teva’s wide product portfolio and cutting-edge business efficiency.

✓ The major long listed products of Takeda to be transferred to the new business venture in FY2016 are BLOPRESS, TAKEPRON and BASEN. Total sales of the products to be transferred in FY2016 were 125 billion yen in FY2014, which was 7% of Takeda’s global revenue. As a result of the transaction, Takeda’s FY2016 revenue is estimated to decrease by approximately 50 billion yen, based upon current assumptions. LEUPLIN remains at Takeda, as a product of Takeda Oncology.

✓ The new business venture, to be owned 51% by Teva and 49% by Takeda, will consist of Teva Takeda Pharma and Teva Takeda Yakuhin. The details of establishing these companies by an absorption-type company split are outlined in a separate release issued by Takeda with the Tokyo Stock Exchange: “Takeda Announces Details of New Business Venture with Teva in Japan — Splitting off (absorption-type split) of Takeda’s Long Listed Products Business and its Subsequent Succession by Teva” (herein called “Takeda’s TSE Filing”).

[http://www.takeda.com/news/2015/20151228      7258.html]

✓ Takeda anticipates that the transaction will be both EPS and cash flow accretive in FY2016 and over the long-term, due to growth of the generic business and the addition of products from Takeda and Teva to the new business venture. The new business venture will be instantly accretive to Teva’s non GAAP EPS in 2016 and beyond. Some additional details about the financial impact of the transaction are outlined in Takeda’s TSE Filing, and all will be incorporated into Takeda’s FY2016 forecast which will be communicated in May 2016.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

About Takeda Pharmaceutical Company Limited
Located in Osaka, Japan, Takeda (TSE: 4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to strive towards better health for people worldwide through leading innovation in medicine. Additional information about Takeda is available on www.takeda.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the recently launched Sandoz product) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities (such as our pending acquisitions of Allergan’s generic business and Rimsa), or to consummate and integrate acquisitions; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complexMedicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission.

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